SECURITIES ... N
W

06008035

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response.... 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 18029 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIRD, PATRICK & CO., INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

20 EXCHANGE PALCE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. GLYNN 212-493-6600
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

PROCESSING SECTION
MAR 0 6 2006
WASH., D.C.
185

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of**

# OATH OR AFFIRMATION

I, JOHN J. GLYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAIRD,PATRICK&CO.,INC.,as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

TREASURER

Title

Notary Public

WILLIAM [illegible]
Notary Public, State of New York
No. 01[illegible]
Qualified in Kings County
Commission Expires September 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

# Baird, Patrick & Co., Inc.

Financial Report

December 31, 2005

This report is filed pursuant to rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a public document.

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 3, 2006

Baird, Patrick & Co., Inc.

**Statement of Financial Condition**
**December 31, 2005**

---

## ASSETS

| | |
|---|---|
| Cash | $ 81,104 |
| Deposit with clearing broker | 163,497 |
| Receivable from broker-dealers and clearing organizations | 67,099 |
| Securities owned, at market value | 889,076 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $410,137 | 10,532 |
| Recoverable income taxes | 10,464 |
| Other assets | 19,383 |
| | $ 1,241,155 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses, and other liabilities | $ 70,112 |
| Payable to broker-dealers | 503,521 |
| Income taxes payable | 10,525 |
| | 584,158 |
| Stockholders' Equity: | |
| Preferred stock ($1 par value, 18,030 shares authorized, no shares outstanding) | - |
| Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued) | 51,471 |
| Retained earnings | 1,486,776 |
| Less: Treasury stock, 15,250 shares, at cost | (881,250) |
| | 656,997 |
| | $ 1,241,155 |

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

## Statement of Operations
## Year Ended December 31, 2005

| | |
|---|---|
| Revenues: | |
| Commissions | $ 644,546 |
| Principal transactions | (407,231) |
| Interest and dividends | 89,871 |
| Other | 236,224 |
| | 563,410 |
| Expenses: | |
| Employee compensation and benefits | 686,058 |
| Floor brokerage, exchange, and clearance fees | 67,341 |
| Communications and data processing | 177,908 |
| Interest | 7,865 |
| Occupancy | 378,352 |
| Other expenses | 771,061 |
| | 2,088,585 |
| **(Loss) before provision for income taxes** | (1,525,175) |
| Provision for current income taxes | 2,503 |
| **Net (loss)** | $ (1,527,678) |

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

**Statement of Changes in Stockholders' Equity**
**Year Ended December 31, 2005**

| | Preferred Stock | Common Stock | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, January 1, 2005 | $ - | $ 51,471 | $ 3,014,454 | $ (881,250) | $ 2,184,675 |
| Net (loss) | - | - | (1,527,678) | - | (1,527,678) |
| **Balance, December 31, 2005** | **$ -** | **$ 51,471** | **$ 1,486,776** | **$ (881,250)** | **$ 656,997** |

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

**Statement of Cash Flows**
**Year Ended December 31, 2005**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net (loss) | $ (1,527,678) |
| Adjustments to reconcile net (loss) to net cash | |
| (used in) operating activities: | |
| Depreciation | 20,360 |
| Changes in assets and liabilities: | |
| (Increase) decrease in: | |
| Securities owned, net | (807,342) |
| Net receivable from/payable to brokers-dealers and clearing organizations | 2,154,312 |
| Recoverable income taxes | 180,158 |
| Other assets | 27,157 |
| Increase (decrease) in: | |
| Accounts payable and other liabilities | (94,843) |
| Income taxes payable | 2,503 |
| **Net cash (used in) operating activities** | (45,373) |
| Cash Flows (Used In) Investing Activities: | |
| Deposit with clearing broker | 6,934 |
| **Net (decrease) in cash** | (38,439) |
| Cash: | |
| Beginning | 119,543 |
| Ending | $ 81,104 |
| Supplemental Disclosures of Cash Flows Information: | |
| Cash paid for: | |
| Interest | $ 7,865 |
| Net refund of income taxes | $ (180,155) |

See Notes to Financial Statements.

## Note 1. Organization

Baird, Patrick & Co., Inc. (the Company) was incorporated in the State of Delaware in December, 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company's principal office is located in New York City.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Security and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker–dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

## Note 2. Summary of Significant Accounting Policies

Securities Owned: Securities owned are reflected at their market values with resulting unrealized gains and losses included in principal transaction revenue. Security transactions and related income and expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements: Furniture, office equipment and leasehold improvements are stated at cost. Depreciation is computed by the straight-line and accelerated methods over the following estimated useful lives:

| | Years |
|---|---|
| Furniture and office equipment | 5-7 |
| Leasehold improvements | 5 |

Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

## Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customer's securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $150,000 as a deposit in an account with the agent.

## Note 4. Income Taxes

The Company has federal net operating loss carryforwards of approximately $2,752,000 which expire in 2024 and 2025 and has state and local net operating loss carryforwards of approximately $4,243,000, which expire in the years 2020 through 2025. A full valuation allowance of $936,000 has been recorded against deferred tax assets as realization of this asset is uncertain.

## Note 5. Commitments and Contingencies

Leases: The Company is obligated under the terms of an operating lease for its current office space through May 2006. The Company has entered into a lease for new premises located in Jersey City, New Jersey which extends through September 2017.

Minimum rental commitments under non-cancellable operating leases as of December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 196,500 |
| 2007 | 94,300 |
| 2008 | 94,300 |
| 2009 | 94,300 |
| 2010 | 96,200 |
| Thereafter | 734,600 |
| | $ 1,310,200 |

The leases also contain provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2005 was approximately $357,000.

Litigation: The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material effect on the Company's financial position.

The Company has brought an action against another company and four former employees alleging unfair competition and raiding the Company's convertible department. The Company is seeking damages of approximately $3.4 million. The matter is currently before an arbitration panel.

## Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to capital requirements for market makers, but under no circumstances shall it have net capital less than the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined or capital requirements based on market maker activities. The Rule also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company had net capital of approximately $408,000, which was $308,000 in excess of its net required capital.

## Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

## Note 8. Other Revenue

The Company's office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Business Recovery Grant Program administered by the New York State Empire State Development Corporation. The Grant required the Company to continue their operations in New York City through February 14, 2005 or the Grant must be repaid. Accordingly, the $150,000 received under the Program was deferred through 2004 and was included as a liability in the statement of financial condition at December 31, 2004. This grant was considered earned in the year ended December 31, 2005, and has been classified as other income in the accompanying statement of operations.

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report On Supplementary Information**
**Required By Rule 17a-5 Of The Securities And Exchange Commission**

To the Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules which follow is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 3, 2006

Baird, Patrick & Co., Inc.

**Schedule of Computation of Net Capital Under**
**Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2005**

---

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Total Stockholders' Equity per Statement of Financial Condition | $ 656,997 |
| Deductions: | |
| Non-allowable Assets: | |
| Furniture, equipment and leasehold improvements | 10,532 |
| Recoverable income taxes | 10,464 |
| Other assets | 19,383 |
| | 40,379 |
| Net Capital Before Haircuts on Securities Positions | 616,618 |
| Haircuts on Securities Positions: | |
| Other Securities | (209,113) |
| **Net capital** | $ 407,505 |

**Computation of Alternate Net Capital Requirement**

| | |
|---|---|
| 2% of Combined Aggregate Debit Items in Formula for Reserve Requirements Pursuant to Rule 15c 3-3 Prepared as of the Date of Net Capital Computation | - |
| Minimum Dollar Net Capital Requirement of Reporting Broker | 100,000 |
| Net Capital Requirement (Greater of Above) | $ 100,000 |
| Excess Net Capital ( $407,505 - $100,000) | $ 307,505 |
| Net Capital in Excess of the Greater of 120% of Minimum Net Capital Requirement or 5% of Combined Aggregate Debit Items: ($407,505 - $120,000) | $ 287,505 |

Baird, Patrick & Co., Inc.

## Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

At December 31, 2005 there were the following differences between the Net Capital as reported by the Company in Part IIA of its unaudited Form X-17A-5, Financial and Operational Combined Uniform Single (FOCUS) report and the Net Capital presented in the Supplemental Schedule:

| | Supplemental Schedule | Focus Report |
|---|---|---|
| Net Capital as reported in Company's Part IIA FOCUS Report | $ 414,009 | $ 414,009 |
| Increase in accounts payable, accrued expenses and other liabilities | (5,986) | |
| Adjustment to haircuts on securities positions | (518) | |
| Net Capital per Supplemental Schedule | 407,505 | |
| Minimum net capital | 100,000 | 250,000 |
| Excess net capital | $ 307,505 | $ 164,009 |

The minimum net capital as reflected on the Company's focus report reflected an incorrect minimum capital.

Baird, Patrick & Co., Inc.

## Schedule Of Computation Of Reserve Requirements Under Rule 15c3-3

**December 31, 2005**

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC., on a fully disclosed basis.

Baird, Patrick & Co., Inc.

**Information Relating To The Possession Or Control Requirements Under Rule 15c3-3**

December 31, 2005

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC, on a fully disclosed basis.

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report On Internal Control**

To the Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Baird, Patrick & Co., Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 3, 2006